                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             --------------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 2)


                            J. Ray McDermott, S.A.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
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                        (Title of Class of Securities)


                                 P 64658 10 0
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                                (CUSIP Number)


                         McDermott International, Inc.
          Attn: S. W. Murphy, Senior Vice President, General Counsel
                           and Corporate Secretary
           1450 Poydras Street, New Orleans, LA 70112 (504) 587-5300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 20, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              (Page 1 of 7 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. P 64658 10 0                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      McDermott International, Inc.
      I.R.S. Employer Identification No. 72-0593134
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Republic of Panama
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                          SOLE VOTING POWER
                     7
     NUMBER OF            24,668,297/1/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             24,668,297

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      24,668,297

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      63.16%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ In connection with the contribution by McDermott International, Inc.
    ("McDermott International") of its marine construction services business to the Issuer in 1995, the Issuer issued to McDermott International 24,668,297 shares of the Issuer's common stock and 3,200,000 shares of its Series A $2.25 Cumulative Convertible Preferred Stock. The Series A preferred stock is not registered under the Securities Exchange Act of 1934, as amended. Each share of Series A preferred stock has one vote per share, voting as a single class with the holders of the Issuer's common stock, on all matters that are voted on by holders of shares of common stock. Each share of Series A preferred stock is, in certain circumstances, convertible into 1.794 shares of the Issuer's common stock.

                               Page 3 of 7 Pages

Introduction

     This Amendment No. 2 to Schedule 13D is being filed by McDermott International pursuant to Rule 13d-2 of the Exchange Act to amend the Schedule 13D originally filed by McDermott International on February 9, 1995, relating to the common stock of J. Ray McDermott, S.A., as previously amended by Amendment No. 1, filed on March 12, 1999.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended and restated as follows:

     In connection with the business combination between Offshore Pipelines, Inc. and the marine construction services business of McDermott International resulting in the formation of the Issuer, McDermott International contributed substantially all of its marine construction services business to the Issuer in exchange for 24,668,297 shares of common stock, 3,200,000 shares of Series A $2.25 Cumulative Convertible Preferred Stock (see footnote 1 to Schedule 13D), and other consideration.

     If McDermott International seeks to acquire additional shares of common stock of the Issuer, it may use cash (generated internally or from external sources), its capital stock or other consideration.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is amended and restated as follows:

     McDermott International holds approximately 63% of the Issuer's outstanding common stock and approximately 66% of the total voting power of the Issuer's outstanding capital stock. McDermott International effectively controls the Issuer.

     From March 10, 1999 to April 19, 1999, the Board of Directors of McDermott International engaged in discussions with the Independent Committee of the Board of Directors of the Issuer concerning the possible acquisition by McDermott International of the publicly held shares of the Issuer. On April 20, 1999, the Board of Directors of McDermott International announced that it had terminated those discussions.

                               Page 4 of 7 Pages

          McDermott International intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, McDermott International may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of the Issuer's common stock through open market purchases, privately negotiated transactions, tender offer, exchange offer, merger or otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended to include the following:

1.   Press Release dated April 20, 1999 of McDermott International, Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999                McDERMOTT INTERNATIONAL, INC.


                                  /s/ DANIEL R. GAUBERT
                                  ---------------------------------------
                              By: Daniel R. Gaubert
                                  Senior Vice President and Chief
                                  Financial Officer

                               Page 5 of 7 Pages

                               INDEX TO EXHIBITS


Exhibit No.                    Description
-----------                   -----------

    1.        Press Release dated April 20, 1999 of McDermott International,
              Inc.

                               Page 6 of 7 Pages